VIA EDGAR AND FEDERAL EXPRESS

June 17, 2013

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:           URS Corporation
Form 10-K for the Fiscal Year ended December 28, 2012
Filed February 26, 2013
Form 8-K Filed April 17, 2013
File No. 1-7567

Dear Mr. O’Brien:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of URS Corporation (the “Company” or “we”) to the comments in your letter dated May 14, 2013, relating to the Company’s Form 10-K for the year ended December 28, 2012, filed with the SEC on February 26, 2013 and the Company’s Form 8-K filed with the SEC on April 17, 2013.  For your convenience, we have reproduced your comments in italics below.

Form 10-K for the year ended December 28, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Liquidity and Capital Resources, page 70

1.
In future filings, please expand your disclosure to provide additional clarity regarding the amounts of cash and cash equivalents that are available for your use for ongoing cash needs in the U.S.  In this regard, please disclose the amount of cash and cash equivalents held outside the U.S., as well as the amounts that are restricted by laws to be used in other countries.  Please also disclose that if cash and cash equivalents held outside the U.S. are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds; however, your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Response

As requested, we will expand our disclosure to provide additional clarity regarding the amounts of cash and cash equivalents that are available for our use for ongoing cash needs in the U.S.

Our future filings will include language generally comparable to the following under Liquidity and Capital Resources:

As of December 28, 2012 and December 30, 2011, we had cash and cash equivalents of $117.3 million and $144.9 million, respectively, held outside the U.S., excluding amounts in consolidated joint ventures.  We are not aware of any material restrictions on cash and cash equivalents in those countries in which we conduct business outside the U.S.  If cash and cash equivalents held outside the U.S. are needed for our operations in the U.S., we may be required to accrue and pay U.S. taxes to repatriate these funds; however, our intent is to indefinitely reinvest these foreign amounts outside of the U.S. and our current plans do not demonstrate a need to repatriate these foreign amounts to fund our U.S. operations.

In addition, as of December 28, 2012 and December 30, 2011, $80.1 million and $91.4 million, respectively, of cash and cash equivalents were held by our consolidated joint ventures.  These amounts are restricted for use by each joint venture and are not available for use in our general operations.

Income Tax Expense, page 80

2.
In future filings, please provide a discussion and analysis for differences in your effective tax rate to your statutory rate for all fiscal years.  In this regard, your current disclosure does not address the difference between the statutory rate and the effective tax rate for fiscal year 2012.

Response

As requested, we will include a discussion and analysis of differences in our effective tax rate and our statutory rate for all fiscal years.  In future filings, we will include language generally comparable to the following for all fiscal years:

The effective income tax rate of 30.8% for the year ended December 28, 2012 is less than the statutory rate of 35% due primarily to the exclusion of tax on noncontrolling interests and foreign income taxed at rates lower than 35%.

The 37.4% negative effective tax rate for the year ended December 30, 2011 differs from the statutory rate of 35% primarily due to the goodwill impairment charge taken during the year, a substantial portion of which is not deductible for tax purposes.

The effective income tax rate for the year ended December 31, 2010 is less than the statutory rate of 35% primarily due to a change in our plans regarding reinvestment of overseas earnings.  During our fiscal year 2010, we determined that our plans to expand our international presence would require that we indefinitely reinvest the earnings of all of our foreign subsidiaries offshore, which resulted in the reversal of the net U.S. deferred tax liability on the undistributed earnings of all foreign subsidiaries.  This benefit increased net income attributable to URS by $42.1 million.

Note 6. Joint Ventures, page 113

3.
We note your statement that the potential payment for an outstanding performance guarantee is typically the remaining cost of work to be performed by or on behalf of third parties under engineering and construction contracts.  It is unclear why you are unable to provide disclosure of this amount.  If revenue for these contracts is recognized under the completed contract method, such that total estimated costs to complete are unable to be reasonably estimated, please disclose this fact.  We further note your statement that you are unable to estimate the amounts that may be required to be paid in excess of estimated costs to complete contracts, resulting in your inability to calculate your exposure to loss.  Please revise your disclosure to address the potential inconsistency between this statement and the first statement noted.

Response

The majority of the unconsolidated joint ventures in which we participate involve cost- reimbursable, level-of-effort projects that are accounted for as service-type projects, not engineering and construction projects that would follow the percentage-of-completion or completed-contract accounting method.  Revenues for service-type contracts are recognized in proportion to the number of service activities performed, in proportion to the direct costs of performing the service activities, or evenly across the period of performance, depending upon the nature of the services provided.  The scope of services we provide on these cost-reimbursable contracts are management and operations services for government clients and operations and maintenance services for non-government clients. We believe that, due to the continual changes we experience in client funding and scope definitions, reliable estimates cannot be calculated because they cannot be reliably predicted.  In addition, we participate in joint ventures in which the level of our participation is so minimal that we do not have access to those joint ventures’ estimates to complete.  The joint ventures where we perform engineering and construction contracts and where we have access to the estimates to complete, which are needed to calculate the performance guarantees, are immaterial.

In future filings, we will update the disclosure to more fully describe the reasons for not disclosing the outstanding performance guarantee amount.

Note 9. Goodwill and Intangible Assets, page 120

4.
We note your statement that all of your reporting units had fair values in excess of the carrying values by more than 10%.  Please revise your disclosure in future filings and confirm to us that fair values in excess of carrying values by 10% or more is the same as the fair values being substantially in excess of the carrying value such that the reporting unit is not at-risk of failing step one of the impairment test.  Otherwise, please expand your disclosures to clarify which reporting units have fair values that are not substantially in excess of the carrying value.  Please also expand your disclosures for those reporting units to provide:

•
A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of the specific potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response

As requested, we will revise our disclosure in future filings to include the disclosure and the table comparable to that set forth below.  Since the fair value of each our reporting units substantially exceeded its carrying value, we do not believe it is necessary to discuss matters set forth in the bullets in the comment above.  However, if the fair value of each of our reporting units does not substantially exceed its carrying value, we will include the required disclosure in the future.

Our annual impairment test indicated no impairment for any of the reporting units because the fair value of each reporting units substantially exceeded its carrying value.  Below is a table showing, for each reporting unit, the percentage of the fair value that exceeded the carrying value:

(in millions)	Goodwill Balance as of December 28, 2012	Reporting Unit Fair Value	Reporting Unit Carrying Value	Percent Above Carrying Value

Infrastructure & Environment Operating Segment	$772.9	$1,512.0	$1,341.5	12.7%

Federal Services Operating Segment	710.3	1,218.0	1,017.0	19.8%

Within the Energy & Construction Operating Segment:
Global Management and Operations Services Group	405.4	834.0	677.0	23.2%
Civil Construction & Mining Group	212.3	356.0	267.9	32.9%
Industrial/Process Group	118.0	263.0	157.8	66.7%
Power Group	570.6	789.0	633.3	24.6%
Total Energy & Construction Operating Segment	1,306.3	2,242.0	1,736.0	29.1%

Oil & Gas Operating Segment	457.6	1,712.0	1,502.8	13.9%

Total	$3,247.1	$6,684.0	$5,597.3	19.4%

Note 17. Commitments and Contingencies, page 153

5.
We note that you have provided the expanded disclosure you agreed to provide in your letter dated May 29, 2012, in response to comment 7 in our letter dated May 2, 2012.  We further note the additional summary disclosure in which you note that it is reasonably possible that the resolution of any of the above outstanding claims or legal proceedings could have a material adverse effect on you.  Please supplement this disclosure in future filings to either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made.  In this regard, we note your reference to potential loss in your discussion of each claim or legal proceeding.  The term potential loss is not defined in ASC 450-20-20. Whereas, reasonably possible loss is contemplated by ASC 450-20-20.  Please refer to ASC 450-20-50-4 for guidance on the disclosure requirement.

Response

In future filings, we will supplement our existing disclosure and include language generally comparable to the following if an estimate of the reasonably possible losses cannot be determined:

The resolution of outstanding claims and legal proceedings is subject to inherent uncertainty, and it is reasonably possible that any resolution of these claims and legal proceedings could have a material adverse effect on us; however, an estimate of the reasonably possible losses cannot be determined at this time.

Form 8-K filed April 17, 2013

Exhibit 99.1

Note 18. Condensed Consolidating Financial Information, page 73

6.
We note your disclosure that the Senior Notes are fully and unconditionally guaranteed.  We further note from your disclosures in your Form S-4 filed on April 17, 2013, that the indenture contains release provisions for your guarantor subsidiaries.  Where you disclose that the guarantees are full and unconditional, please also describe all of the circumstances when a guarantor may be released in future filings.

Response

We believe our Senior Notes are fully and unconditionally guaranteed for purposes of Rule 3-10 of Regulation S-X as well as staff guidance contained in Financial Reporting Manual 2510.5.  In future filings, we will provide language comparable to the following to describe the circumstances when a guarantor may be released from its obligations:

All of the subsidiaries of URS Corporation that are the guarantors of the notes are 100% owned by URS Corporation.  Such guarantees are full and unconditional and joint and several.  The guarantee of a subsidiary guarantor will, so long as no event of default shall have occurred and be continuing with respect to the new notes, be automatically and unconditionally released and discharged without any action on the part of the trustee or the holders of the new notes:

(a)
with respect to a subsidiary guarantor which, individually or together with URS Corporation’s other domestic subsidiaries, no longer has any indebtedness of borrowed money in excess of $100.0 million outstanding and no longer guarantees, individually or together with URS Corporation’s other domestic subsidiaries, any indebtedness in excess of $100.0 million incurred by URS Corporation or any of URS Corporation’s other wholly owned domestic subsidiaries;

(b)
unless the subsidiary guarantor is the surviving entity, (i) upon any sale, lease or exchange of all or substantially all of the subsidiary guarantor’s assets to any person or entity not an affiliate of URS Corporation or (ii) upon any sale, exchange or transfer, to any person or entity not an affiliate of URS Corporation, of all of URS Corporation’s direct and indirect interest in such subsidiary guarantor;

(c)	upon the full and final payment and performance of all obligations under the indenture and the new notes;
(d)	upon liquidation and dissolution of a subsidiary guarantor in a transaction that is not prohibited by the indenture; or
(e)	upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture.

In addition, the guarantee of any domestic subsidiary that is a guarantor will be automatically and unconditionally released and discharged, without any further action required by such guarantor, the trustee, or the holders of the new notes, if at any time such domestic subsidiary of URS Corporation that is a guarantor is no longer a domestic subsidiary of URS Corporation.

7.
We note from your condensed consolidating balance sheets that the Issuer Parent, Issuer Fox LP, Guarantors, and Non-Guarantors all have intercompany accounts receivable and also intercompany accounts payable.  Please describe for us the specific transactions which primarily generate these intercompany receivables and payables for each column.  Please also explain how you concluded that these are valid receivables and payables in accordance with US GAAP instead of capital transactions.

Response

Intercompany accounts receivable and payable transactions for the Issuer Parent include cash transfers to and from subsidiaries, allocations to subsidiaries for payments made on their behalf, including certain costs such as insurance, broker fees, letter of credit fees, employee payroll, and outside legal costs.  The Issuer Parent also charges subsidiaries for the costs of services it provides to the subsidiaries, such as information technology support, royalties and general and administrative oversight.

Intercompany transactions for Issuer Fox LP primarily include interest payments made by the Issuer Parent on behalf of Issuer Fox LP and intercompany interest charges from Issuer Fox LP to Non-Guarantors.

Other than transactions with the Issuer Parent listed above, intercompany transactions for Guarantors and Non-Guarantors include revenue and cost charges between subsidiaries for shared projects where one subsidiary hires another subsidiary to assist with a particular project.

Other intercompany transactions include payments made relating to funding of small and medium-sized business acquisitions.

We utilize centralized treasury functions in the U.S. in which the Issuer Parent manages nearly all cash on behalf of its subsidiaries.  We also have centralized treasury functions in various international locations.  When stand-alone financial statements are prepared for entities that participate in centralized treasury functions, this arrangement results in an intercompany receivable and/or payable at each reporting period.

The balance in an intercompany receivable or payable fluctuates on a monthly basis as the above activities are recorded.  For example, the Issuer Parent may have an intercompany payable balance from a guarantor that is composed of cash sweeps from the guarantor, netted against charges from the Issuer Parent to the guarantor.  The cash sweeps are essentially payment for charges from the Issuer Parent.  Similar transactions take place between the Issuer Parent, Issuer Fox LP, guarantors or non-guarantors.

Since payments for these intercompany activities are made through transactions recorded on a monthly basis and are not intended to be permanent infusions of capital, these amounts are properly classified as intercompany receivable/payable.

8.
We note that the Guarantors and the Non-Guarantors have long-term intercompany notes payable balances.  However, we did not note any long-term intercompany notes receivable balances included in total assets.  Please advise.  Please also tell us the specific transactions that generated the notes payable balances and how you concluded that these are payables in accordance with US GAAP rather than capital transactions.  Please also tell us if any intercompany interest income and intercompany interest expense has been recognized in the condensed consolidating statements of operations.  If you have intercompany interest income and intercompany interest expense, please separately present these amounts on the face of the condensed consolidating statements of operations.

Response

The transactions that generated notes payable include transfers of cash to subsidiaries to fund large acquisitions and operations.

All notes are interest-bearing, include terms of repayment and are formally documented.  All notes payable with payment terms of one year or less from the balance sheet date are classified as short-term notes payable and those with payment terms over one year are classified as long-term notes payable.  It is management’s intention that these notes will be paid according to their terms, and they are not intended as capital infusions.  Therefore, they are properly classified as notes payable rather than capital transactions.

Intercompany interest income and intercompany interest expense are properly recognized in the condensed consolidating statements of operations in accordance with the terms of the notes.  As requested, in future filings, we will separately present these amounts on the face of the condensed consolidating statements of operations.

We have recorded intercompany notes receivable as a component of equity.  In accordance with ASC 505-10-45-2 Receivables for Issuance of Equity, “an entity may receive a note, rather than cash, as a contribution to its equity.  The transaction may be a sale of capital stock or a contribution to paid-in capital.  Reporting the note as an asset is generally not appropriate, except in very limited circumstances in which there is substantial evidence of ability and intent to pay within a reasonably short period of time.  Consequently, the predominant practice is to offset the notes and stock in the equity section.”

While we acknowledge that these intercompany receivables have not arisen from equity contributions, we believe that given the affiliate relationship that exists between the parties and the control inherent in these relationships, the presentation of these receivables as a component of equity is acceptable and appropriate.

9.	In future filings, please separately present interest income from interest expense in accordance with Articles 5-03.7 and 5-03.8 of Regulation S-X.

Response

In future filings, we will present interest income and interest expense as separate line items if interest income is material.  The amount of interest income or expense netted together in each of the columns is immaterial.  Accordingly, we believe the amounts are immaterial to present separately in the condensed consolidating statements of operations.  However, intercompany royalty, and general and administrative charges were included as components of the interest expense line item in error.  We will present those amounts in separate line items as part of operating income in the condensed consolidating statements of operations in future filings.

We assessed the materiality of the errors in accordance with the SEC’s Staff Accounting Bulletin 99 and concluded that the previously issued condensed consolidating financial information for fiscal years 2012, 2011 and 2010, and the quarters ended March 29, 2013 and March 30, 2012 was not materially misstated in relation to the consolidated financial statements taken as a whole.

The errors in our assessment included those errors described above, the errors described in our Form 10-Q for the period ended March 29, 2013 and certain other immaterial errors identified after the filing of the Form 10-Q for the period ended March 29, 2013.  In accordance with the SEC's Staff Accounting Bulletin 108, we will correct for these immaterial errors by revising the previously issued condensed consolidating financial information for fiscal years ended December 28, 2012, December 30, 2011 and December 31, 2010 and disclosing the impact of the revision of the previously issued condensed consolidating financial information for the quarters ended March 29, 2013 and March 30, 2012 to be included in the Form 8-K/A to be filed with the SEC.

The previously issued condensed consolidating financial information for the quarters ended March 29, 2013 and March 30, 2013 will be revised the next time the condensed consolidating financial informaton for the quarters ended March 29, 2013 and March 30, 2012 is presented in a filing.  This revision has no impact on any consolidated totals of the condensed consolidating financial information.

10.
Please tell us what the intercompany notes receivable represents for each column and how you determined that the amounts should be reflected as a reduction to equity including the specific reference to the US GAAP literature that supports your presentation.

Response

Please refer to our response in comment #8 above.

11.
We note that the Issuer Parent recognized $34.2 million of cash flows provided by operating activities for fiscal year 2012.  It is unclear how the Issuer Parent generated positive operating cash flows given the absence of any revenue transactions in 2012 or the inclusion of dividend payments as a financing activity by the Guarantors and Non-Guarantors.  Please advise.  Please also provide us with a reconciliation of net income (loss) to total operating cash flows using the indirect method for fiscal year 2012 for all columns.  Please also address this comment for the March 29, 2013 and March 30, 2012 condensed consolidating cash flow statements included in your March 29, 2013 Form 10-Q.

Response

We prepare the condensed consolidating statements of cash flows in accordance with ASC 230-10-45 and related amendments and interpretations.

Our Issuer Parent typically incurs an operating loss since it does not generate revenues and generally incurs general and administrative expenses.  However, our Issuer Parent does generate interest income, income from royalty charges, and income from general and administrative charges to its subsidiaries.  These types of activities generated positive operating cash flows for fiscal years 2012, 2011 and 2010 and for the three months ended March 29, 2013 and March 30, 2012.  Below are reconciliations of net income (loss) to total operating cash flows using the indirect method for the periods presented:

	FY 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non-guarantors	Eliminations	Consolidated

Cash flow from operating activities:
Net income (loss) including noncontrolling interests	$310.6	$8.0	$297.8	$285.5	$(476.1)	$425.8

Adjustments to reconcile net income (loss) to net cash from operating activities:
Equity in income of subsidiaries	(297.8)	(20.7)	(149.6)	(8.0)	476.1	—
Intercompany royalty and G&A charges	(140.6)	—	122.3	18.3	—	—
Depreciation and amortization	6.6	—	44.5	81.3	—	132.4
Amortization of intangible assets	—	—	35.9	65.3	—	101.2
Amortization of debt issuance costs	4.1	—	—	(1.5)	—	2.6
Foreign currency gains related to foreign currency derivatives and intercompany loans	—	—	—	(0.5)	—	(0.5)
Normal profit	—	—	—	(5.7)	—	(5.7)
Gain/(loss) on disposal of property and equipment	—	—	2.1	(5.5)	—	(3.4)
Provision for doubtful accounts	—	—	3.7	2.9	—	6.6
Deferred income taxes	1.4	—	(33.1)	1.6	13.5	(16.6)
Stock-based compensation	10.4	—	27.5	5.7	—	43.6
Excess tax benefits from stock-based compensation	(0.1)	—	—	-	—	(0.1)
Equity in income of unconsolidated joint ventures	—	—	(21.4)	(86.2)	—	(107.6)
Dividends received from unconsolidated joint ventures	—	—	24.7	64.0	—	88.7
Changes in operating assets, liabilities and other, net of effects of business acquitisions:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	—	—	(225.8)	132.3	(5.3)	(98.8)
Prepaid expenses, inventory and other current assets	(21.5)	—	11.4	(0.8)	(12.5)	(23.4)
Collections from (advances to )unconsolidated joint ventures	—	—	(18.8)	14.5	7.7	3.4
Accounts payable, accrued salaries and employee benefits, and other current liabilities	82.4	—	(113.0)	(74.0)	91.0	(13.6)
Billings in excess of costs and accrued earnings on contracts	—	—	(3.1)	(19.7)	(0.4)	(23.2)
Other long-term liabilities	11.8	—	1.2	(12.2)	(11.4)	(10.6)
Other long-term assets	66.9	12.7	32.3	(176.6)	(5.9)	(70.6)

Total adjustments and changes	(276.4)	(8.0)	(259.2)	(4.8)	552.8	4.4

Net cash from operating activities	34.2	—	38.6	280.7	76.7	430.2

	FY 2011
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non-guarantors	Eliminations	Consolidated

Cash flow from operating activities:
Net income (loss) including noncontrolling interests	(465.8)	—	(487.6)	49.8	566.3	(337.3)

Adjustments to reconcile net income (loss) to net cash from operating activities:
Equity in income of subsidiaries	487.6	—	78.7	—	(566.3)	—
Intercompany royalty and G&A charges	(136.9)	—	122.6	14.3	—	—
Depreciation and amortization	6.2	—	58.3	17.6	—	82.1
Amortization of intangible assets	—	—	35.6	25.0	—	60.6
Amortization of debt issuance costs	5.8	—	—	—	—	5.8
Restructuring costs	—	—	—	3.3	—	3.3
Normal profit	—	—	—	(2.7)	—	(2.7)
Goodwill impairment	—	—	601.7	224.1	—	825.8
Gain/(loss) on disposal of property and equipment	—	—	(1.1)	(7.8)	—	(8.9)
Loss on extinguishment of debt	2.9	—	—	—	—	2.9
Provision for doubtful accounts	—	—	0.8	2.0	—	2.8
Deferred income taxes	(3.9)	—	(30.8)	4.6	6.8	(23.3)
Stock-based compensation	10.2	—	32.8	2.3	—	45.3
Excess tax benefits from stock-based compensation	(0.8)	—	—	—	—	(0.8)
Equity in income of unconsolidated joint ventures	—	—	(8.6)	(123.6)	—	(132.2)
Dividends received from unconsolidated joint ventures	—	—	34.5	72.8	—	107.3
Changes in operating assets, liabilities and other, net of effects of business acquitisions:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	—	—	33.9	(55.8)	29.7	7.8
Prepaid expenses, inventory and other current assets	7.8	—	(25.9)	—	(0.9)	(19.0)
Collections from (advances to )unconsolidated joint ventures	—	—	14.6	(5.2)	(9.6)	(0.2)
Accounts payable, accrued salaries and employee benefits, and other current liabilities	(76.1)	—	150.4	(9.4)	(107.9)	(43.0)
Billings in excess of costs and accrued earnings on contracts	—	—	(11.2)	32.8	(2.4)	19.2
Other long-term liabilities	10.4	—	(99.7)	63.7	38.6	13.0
Other long-term assets	20.5	—	(7.1)	(85.0)	(31.0)	(102.6)

Total adjustments and changes	333.7	—	979.5	173.0	(643.0)	843.2

Net cash from operating activities	(132.1)	—	491.9	222.8	(76.7)	505.9

	FY 2010
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non-guarantors	Eliminations	Consolidated

Cash flow from Operating activities:
Net income (loss) including noncontrolling interests	287.9	—	268.2	271.2	(441.1)	386.2

Adjustments to reconcile net income (loss) to net cash from operating activities:
Equity in income of subsidiaries	(268.2)	—	(172.9)	—	441.1	—
Intercompany royalty and G&A charges	(146.4)	—	138.5	7.9	—	—
Depreciation and amortization	7.3	—	52.2	24.8	—	84.3
Amortization of intangible assets	—	—	36.0	13.2	—	49.2
Amortization of debt issuance costs	9.2	—	—	—	—	9.2
Restructuring costs	—	—	—	10.6	—	10.6
Normal profit	—	—	—	1.2	—	1.2
Provision for doubtful accounts	—	—	4.9	1.8	—	6.7
Deferred income taxes	12.7	—	72.3	(41.4)	(32.7)	10.9
Stock-based compensation	9.9	—	31.8	2.3	—	44.0
Excess tax benefits from stock-based compensation	(1.2)	—	—	—	—	(1.2)
Equity in income of unconsolidated joint ventures	—	—	(9.6)	(60.7)	—	(70.3)
Dividends received from unconsolidated joint ventures	—	—	35.4	57.1	—	92.5
Changes in operating assets, liabilities and other, net of effects of business acquitisions:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	—	—	(16.7)	1.8	0.9	(14.0)
Prepaid expenses, inventory and other current assets	(5.7)	—	20.7	(0.3)	15.1	29.8
Collections from (advances to )unconsolidated joint ventures	—	—	7.4	1.4	(10.5)	(1.7)
Accounts payable, accrued salaries and employee benefits, and other current liabilities	36.6	—	(65.1)	(23.2)	(15.9)	(67.6)
Billings in excess of costs and accrued earnings on contracts	—	—	(5.0)	(25.2)	—	(30.2)
Other long-term liabilities	(13.3)	—	55.2	5.8	(25.2)	22.5
Other long-term assets	64.2	—	(6.8)	(162.7)	69.6	(35.7)

Total adjustments and changes	(294.9)	—	178.3	(185.6)	442.4	140.2

Net cash from operating activities	(7.0)	—	446.5	85.6	1.3	526.4

	Three Months Ended March 29, 2013
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non-guarantors	Eliminations	Consolidated

Cash flow from Operating activities:
Net income (loss) including noncontrolling interests	71.9	3.2	65.9	28.9	(83.1)	86.8

Adjustments to reconcile net income (loss) to net cash from operating activities:
Equity in income of subsidiaries	(65.9)	(7.7)	(6.3)	(3.2)	83.1	—
Intercompany royalty and G&A charges	(37.4)	—	33.1	4.3	—	—
Depreciation and amortization	2.0	—	10.1	27.8	—	39.9
Amortization of intangible assets	—	—	8.9	18.7	—	27.6
Amortization of debt issuance costs	1.1	—	—	(1.0)	—	0.1
Foreign currency gains related to foreign currency derivatives and intercompany loans	—	—	—	2.5	—	2.5
Normal profit	—	—	—	(0.6)	—	(0.6)
Gain/(loss) on disposal of property and equipment	—	—	—	(1.0)	—	(1.0)
Provision for doubtful accounts	—	—	0.8	0.3	—	1.1
Deferred income taxes	1.6	—	(0.8)	(5.7)	(2.0)	(6.9)
Stock-based compensation	2.7	—	7.9	0.4	—	11.0
Equity in income of unconsolidated joint ventures	—	—	(3.1)	(21.0)	—	(24.1)
Dividends received from unconsolidated joint ventures	—	—	21.4	1.7	—	23.1
Changes in operating assets, liabilities and other, net of effects of business acquitisions:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	—	—	54.3	16.2	18.3	88.8
Prepaid expenses, inventory and other current assets	1.4	—	(10.1)	14.3	(1.2)	4.4
Collections from (advances to )unconsolidated joint ventures	—	—	(28.0)	23.1	4.9	—
Accounts payable, accrued salaries and employee benefits, and other current liabilities	40.8	—	(86.1)	(67.6)	(17.0)	(129.9)
Billings in excess of costs and accrued earnings on contracts	—	—	0.5	(19.8)	6.8	(12.5)
Other long-term liabilities	(2.7)	—	42.9	(14.7)	9.7	35.2
Other long-term assets	5.4	4.5	(68.9)	(16.0)	(20.8)	(95.8)

Total adjustments and changes	(51.0)	(3.2)	(23.4)	(41.3)	81.8	(37.1)

Net cash from operating activities	20.9	—	42.5	(12.4)	(1.3)	49.7

	Three Months Ended March 30, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non-guarantors	Eliminations	Consolidated

Cash flow from Operating activities:
Net income (loss) including noncontrolling interests	79.7	—	76.9	56.0	(107.1)	105.5

Adjustments to reconcile net income to net cash from operating activities:
Equity in income of subsidiaries	(76.9)	—	(30.2)	—	107.1	—
Intercompany royalty and G&A charges	(37.8)	—	34.4	3.4	—	—
Depreciation and amortization	1.5	—	11.3	7.2	—	20.0
Amortization of intangible assets	—	—	9.0	8.2	—	17.2
Amortization of debt issuance costs	0.8	—	—	—	—	0.8
Foreign currency gains related to foreign currency derivatives and intercompany loans	(2.5)	—	—	—	—	(2.5)
Normal profit	—	—	—	1.4	—	1.4
Provision for doubtful accounts	—	—	—	1.4	—	1.4
Deferred income taxes	(1.1)	—	4.2	(0.3)	(0.7)	2.1
Stock-based compensation	2.9	—	7.5	0.9	—	11.3
Excess tax benefits from stock-based compensation	(0.4)	—	—	—	—	(0.4)
Equity in income of unconsolidated joint ventures	—	—	(2.1)	(26.6)	—	(28.7)
Dividends received from unconsolidated joint ventures	—	—	7.1	11.5	—	18.6
Changes in operating assets, liabilities and other, net of effects of business acquitisions:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	—	—	(73.3)	17.1	(12.6)	(68.8)
Prepaid expenses, inventory and other current assets	(5.3)	—	(1.7)	1.1	—	(5.9)
Collections from (advances to )unconsolidated joint ventures	—	—	(9.4)	13.7	(10.0)	(5.7)
Accounts payable, accrued salaries and employee benefits, and other current liabilities	40.5	—	(44.8)	(36.3)	20.5	(20.1)
Billings in excess of costs and accrued earnings on contracts	—	—	(39.1)	(31.5)	5.1	(65.5)
Other long-term liabilities	(0.6)	—	(25.0)	2.1	19.4	(4.1)
Other long-term assets	13.0	—	(20.4)	15.6	(5.5)	2.7

Total adjustments and changes	(65.9)	—	(172.5)	(11.1)	123.3	(126.2)

Net cash from operating activities	13.8	—	(95.6)	44.9	16.2	(20.7)

Closing

In accordance with your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any additional questions, please feel free to call me at (415) 774-2752

Very truly yours,

Reed N. Brimhall
Vice President and
Chief Accounting Officer
URS Corporation

cc:

Tom Hicks
Executive Vice President and
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728